UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 001-32596 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Reddy Ice Holdings, Inc. Reddy Ice Corporation
Full Name of Registrant

N/A
Former Name if Applicable

8750 North Central Expressway, Suite 1800
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75231
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Reddy Ice Holdings, Inc. (together with its subsidiary Reddy Ice Corporation (“Reddy Corp”), the “Company”) has determined that the Company is unable to file its Annual Report on Form 10-K for the period ended December 31, 2011 on March 30, 2012, without unreasonable effort or expense, because management needs additional time to finalize and analyze the Company’s financial statements.

In addition, the Company is currently in active discussions with various stakeholders regarding alternatives to modify its capital structure and reduce the Company’s leverage.  Although the Company is currently in compliance with the indentures governing its outstanding notes and its credit agreement, in 2011 the Company began to explore alternatives to address its capital structure in light of the Company’s financial results.  In recent months these efforts have accelerated and the Company has been required to devote key personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the negotiations. The Company believes these discussions will be concluded shortly, at which time the Company’s Annual Report on Form 10-K will be filed.  However, there can be no assurance that an agreement can be reached with the Company’s stakeholders or that any transaction with the Company’s stakeholders will be consummated.

In the event we are able to reach an agreement with our stakeholders a “prepackaged” bankruptcy may provide the most expeditious manner in which to affect our plan of reorganization. This process is not expected to have an adverse effect on our operations.  Immediately upon filing, we would request Bankruptcy Court approval to pay critical suppliers and other vendors in the ordinary course of business, which request is commonly approved in similar situations. All of our customers would continue to be serviced without interruption.

As a result of the aforementioned, management anticipates expressing substantial doubt about the Company’s ability to continue as a going concern in the Annual Report on Form 10-K, when filed, and also anticipates that the accompanying report by the Company’s independent registered public accounting firm will contain a related explanatory paragraph.

For these reasons, the Company has not been able to file its Annual Report on Form 10-K for the year ended December 31, 2011, within the prescribed time period. Management is diligently working to close its books and records and prepare financial statements as soon as possible with a target of filing the Annual Report within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven J. Janusek	(214)	526-6740
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Intercompany Promissory Note

In March of 2012, Reddy Corp issued an Intercompany Promissory Note to Reddy Holdings for the principal amount of approximately $8.6 million. The note matures on September 1, 2012 and bears interest at 12.5% per annum.

Amendment to Revolving Credit Facility

On March 27, 2012, the Company entered into an amendment of its existing credit facility with Macquarie Bank Limited, the sole lender under its existing credit facility.  The amendment (i) eliminates the minimum liquidity covenant contained in the existing credit facility through July 15, 2013 and (ii) permits the Company to obtain additional liquidity through (x) a term loan of up to $10 million but no less than $8 million from Macquarie Bank Limited, secured by certain unencumbered real estate assets and subject to the delivery of satisfactory appraisals, surveys and title insurance policies, and (y) the factoring of accounts receivable.  Assuming the Company executes on a capital structure solution, it does not anticipate utilizing the additional liquidity mechanisms described above.  In connection with obtaining the amendment to its existing credit facility and Macquarie Bank Limited’s commitment for the term loan, the Company paid a non-refundable fee of $2.0 million to Macquarie Bank Limited.

Revolving Credit Facility Waiver

On March 30, 2012 the Company obtained a waiver from Macquarie Bank Limited in its capacity as administrative agent for the Company’s revolving credit facility to waive any default or event of default that may occur as a result of the Company’s failure to deliver the 2011 financial statements by March 30th, 2012, or that may occur as a result of the Company’s delivery of the 2011 financial statements containing an impermissible qualification relative to substantial doubts about the company’s ability to continue as a going concern. The waiver extends the time period during which the Company may deliver its 2011 audited financial statements to its lender to April 16, 2012.  This waiver terminates on April 16, 2012 if the Company has not delivered its audited financial statements; upon the occurrence of an event of default not specifically waived; and in all other circumstances on March 30, 2013.

Preliminary 2011 Financial Results

The following are preliminary, unaudited financial results for the Company.  These results are subject to modification as the Company completes remaining financial reporting activities.

Expected revenues for the fourth quarter of 2011 were $54.9 million, compared to $55.3 million in the same quarter of 2010.  Expected revenues for the full year of 2011 increased four percent to $328.5 million, compared to $315.5 million in 2010.

The Company’s expected net loss was $32.4 million in the fourth quarter of 2011, compared to net loss of $29.0 million in the same period of 2010.  Expected net loss per share was $1.42 in the fourth quarter of 2011 compared to net loss per share of $1.26 in the same period of 2010.  The Company’s expected net loss for the full year of 2011 was $68.6 million, compared to a net loss of $40.5 million in 2010.  Expected net loss per share was $3.01 for the full year of 2011, compared to a net loss per share of $1.80 in 2010.

Adjusted EBITDA, defined as earnings before interest, taxes, depreciation and amortization, and the effects of certain other items, is expected to be negative $7.5 million in the fourth quarter of 2011 versus a positive $0.8 million in the same period of 2010.  Adjusted EBITDA for the full year of 2011 is expected to be $44.5 million, compared to $51.8 million in 2010.

As of December 31, 2011, the Company had $8.8 million of cash on hand at Reddy Holdings and $1.1 million of unrestricted cash and $13.0 million of restricted cash at Reddy Corp. The Company had $20.7 million outstanding under the revolving credit facility as of December 31, 2011.

As of March 30, 2012, the Company had no cash on hand at Reddy Holdings, approximately $4.9 million of unrestricted cash and $10.6 million of restricted cash at Reddy Corp. As of March 30, 2012, the Company was fully drawn on its $50 million revolving credit facility.

Reddy Ice Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2012	By	/s/ Steven J. Janusek
			Name:	Steven J. Janusek
			Title:	Chief Financial and Accounting Officer

Reddy Ice Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2012	By	/s/ Steven J. Janusek
			Name:	Steven J. Janusek
			Title:	Chief Financial and Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).